UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D C 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-31446

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership PLAN

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.

1700 Lincoln Street, Suite 1800, Denver, Colorado 80203
(Address of principal executive offices including ZIP code)

(303) 295-3995
(Registrant’s telephone number)

Magnum Hunter Resources, Inc.

401(k) Employee Stock

Ownership Plan

Financial Statements

and Supplemental Schedule

As of December 31, 2009 and 2008

and for the Year Ended December 31, 2009

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Contents

Reports of Independent Registered Public Accounting Firms

Financial Statements

Statements of Net Assets Available for Plan Benefits — December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Plan Benefits — For the Year Ended December 31, 2009	3

Notes to Financial Statements	4 – 14

Supplemental Schedule

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2009	15

Report of Independent Registered Public Accounting Firm

To the Trustee

Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/S/ Anton Collins Mitchell LLP

Denver, Colorado

June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee

Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan

Denver, Colorado

We have audited the accompanying Statements of Net Assets Available for Benefits of the Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2008.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ HEIN & ASSOCIATES LLP

Denver, Colorado

May 19, 2009

Financial Statements

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Statements of Net Assets Available for Plan Benefits

(Liquidation Basis)

December 31,	2009	2008

Assets:
Cash	$538	$701

Investments, at fair value:
Mutual funds	287,750	7,052,125
Common stock	929	48,181
Company stock	1,205,068	4,214,154
Self-directed accounts	23,518	98,616

Total investments	1,517,265	11,413,076

Net assets available for plan benefits	$1,517,803	$11,413,777

The accompanying notes are an integral part of these financial statements.

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Plan Benefits

(Liquidation Basis)

For the Year Ended December 31,	2009

Additions to net assets attributed to:
Net appreciation in fair value of investments	$3,339,149
Interest and dividends	110,093

Total additions	3,449,242

Deductions from net assets attributed to:
Benefits paid to participants	(13,345,216)

Net decrease in net assets available for benefits	(9,895,974)

Net assets available for plan benefits, beginning of year	11,413,777

Net assets available for plan benefits, end of year	$1,517,803

The accompanying notes are an integral part of these financial statements.

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION

The following is a brief description of the Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) which is provided for general information purposes only.  Magnum Hunter Resources, Inc. (the “Company” or “MHR”) established the Plan effective as of January 1, 2001.  Participants should refer to the Plan document, effective January 1, 2001, and amendments thereto for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Plan Termination

On June 7, 2005, Cimarex Energy Co. (“Cimarex”) completed the acquisition of the Company.  On June 13, 2005, the Company merged into Cimarex with Cimarex being the surviving entity.  The terms of the merger agreement provided that the Company’s shareholders receive 0.415 shares of Cimarex common stock for each share of the Company’s common stock.

On June 7, 2005, the Plan was amended to terminate the Plan effective June 6, 2005.  All participants were fully vested as of the date of termination, and the Employee Stock Ownership Plan (“ESOP”) portion of the Plan was converted to a profit sharing plan.  The participants are allowed to sell their shares of Company stock and allocate proceeds to other investments available in the Plan.

Cimarex management submitted Form 5310 to the Internal Revenue Service (“IRS”) to obtain a determination that the termination of the Plan does not adversely affect its qualification.  On September 3, 2009, the Plan received a favorable determination letter from the IRS stating that termination of the Plan does not adversely affect its qualification.  Management of Cimarex is currently in the process of liquidating the Plan.

General and Plan History

The Plan is a defined contribution employee benefit plan sponsored by the Company.  Under the terms of the Plan, employees, upon reaching the age of 21, were eligible for participation after one month of employment.  Entry into the Plan was on the first day of the calendar month after completing eligibility requirements.  In addition, the ESOP contribution required the participant to be employed on the last day of the year and to have worked over 500 hours.

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

The Plan purchased company common shares using the proceeds of term promissory notes (see Note 7) to the Company and held the stock in a trust established under the Plan.  The borrowings were repaid over a period of five years by fully deductible company contributions to the trust fund.  As the Plan made each payment of principal, an appropriate percentage of stock was allocated to eligible employees’ accounts in accordance with applicable regulations under the Internal Revenue Code (“IRC”).  All outstanding promissory notes are paid in full and all remaining shares from the suspense account were allocated to the participant accounts.

Trustee and Recordkeeper of the Plan

Gary C. Evans, Chairman, President and CEO of Magnum Hunter Resources, Inc., was the Plan’s trustee until May 31, 2005.  The successor trustee of the Plan is Wilmington Trust Company (the “Trustee”), formerly AST Company. All assets of the Plan are held in trust by the successor Trustee in accordance with provision of the agreement.  Retirement Horizons Inc. is the recordkeeper of the Plan.

Contributions

Participants could make pre-tax contributions to the Plan in an amount up to the lesser of the limitation found in Section 402(g) of the IRC, or 15% of their eligible compensation.  The Company could make discretionary matching contributions, allocated based upon salary deferrals.  The Company could also elect to make general profit-sharing contributions, or ESOP contributions, which were allocated to each eligible participant in proportion to his or her compensation as a percentage of the compensation of all eligible participants.  As a result of the Plan’s termination, no contributions were made to the Plan after May 31, 2005.

Participant Accounts

Each participant’s account was credited with the participant’s contributions and an allocation of the employer’s discretionary matching and ESOP contributions.  Each participants account is allocated earnings and losses on investments, and is charged with the participant’s withdrawals and distributions on a daily basis.  The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may elect to transfer balances between investment funds within their account at any time.

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Investment Options

Participants could direct the investment of their account balance into various investment options offered by the Plan.  The Plan offered various investment options in registered investment companies, mutual funds, common stock, company stock, and self-directed brokerage accounts.  Participants could change their investment directions at any time, subject to such restrictions and procedures as were established by the recordkeeper, the Plan and Cimarex. Employee-participants may not trade company stock during designated quiet periods, or while in possession of material, undisclosed information about Cimarex.

Vesting

Participants were immediately vested in their pre-tax contributions and earnings thereon.  Effective June 6, 2005, the Plan was terminated and the participants became 100% vested in all contributions and earnings.  Prior to June 6, 2005, employer contributions and earnings vested in accordance with the following schedule:

Completed years of credited service with the employer	Vested Percentage
Less than 1 year	0%
1	40%
2	60%
3	80%
4 or more	100%

Payment of Benefits

As of September 3, 2009, the Company received a favorable determination from the IRS stating that termination of the Plan does not adversely affect its qualification. As a result participants may elect to receive lump sum distributions equal to the vested value of the participant’s account, or transfer the vested balance to another qualified retirement plan or individual retirement account. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Expenses

The Company provides, at no cost to the Plan, certain administrative and accounting services and also pays the cost of certain outside services on behalf of the Plan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any shares for which instructions have not been given by a participant.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Due to the decision to terminate the Plan during 2005, the financial statements for 2009 and 2008 have been prepared using the liquidation basis of accounting.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account represents a forfeiture, as defined by the Plan document.  However, all participants have been 100% vested in their accounts as of June 5, 2005, so there are no forfeitures of terminated non-vested account balances to be allocated to remaining participants at December 31, 2009.

Valuation of Investments

Investments in marketable equity securities and mutual funds are reported at fair value which represents liquidation value due to the plan termination.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Notes to Financial Statements

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Diversification

As required by the Pension Protection Act of 2006, all participants may diversify up to 100% of the company stock in their accounts.  Participants had the opportunity to move all or part of the value of their investment in company stock into other investment options offered by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under FASB Accounting Standards Codification (“ASC” or the “Codification”) 105, Generally Accepted Accounting Principles (“GAAP”).  This guidance establishes the ASC as the single source of authoritative GAAP for nongovernmental entities, superseding various existing authoritative accounting pronouncements.  The Codification establishes one level of authoritative GAAP.  All other literature is considered non-authoritative.  There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Notes to Financial Statements

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)

In April 2009, the FASB issued guidance under ASC 820, Fair Value Measurement and Disclosures. This guidance emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value.  Adjustments to those transactions or prices should be applied to determine the appropriate fair value.  The standard also requires increased disclosures.  The impact of adoption of this standard was not material to the Plan’s financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.  This guidance requires the reporting entity to disclose additional information on transfers in and out of fair value levels, measurement disclosures by classes of assets and descriptions of valuation techniques and inputs used to measure fair value (both recurring and nonrecurring fair value) in addition to other disclosures.  This guidance is effective for reporting periods beginning after December 15, 2009, except for certain disclosures which will be effective for fiscal years beginning after December 15, 2010.  Management does not expect that the adoption will have a material impact on the Plan’s financial statements.

In May 2009, the FASB issued ASC 855, Subsequent Events, which was updated in February 2010 by ASC Update 2010-09: Amendments to Certain Recognition and Disclosure Requirements.  This guidance establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.  In particular, the guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  The adoption of the guidance is effective immediately and is reflected in Note 8 to the financial statements.

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Notes to Financial Statements

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.  There was no affect on net assets available for plan benefits.

3.    INVESTMENTS

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2009) appreciated (depreciated) in value as follows:

For the Year Ended December 31,	2009
Mutual funds	$640,069
Common stock	(14,510)
Company stock	2,693,032
Self-directed accounts	20,558

Net appreciation in fair value of investments	$3,339,149

As of December 31, 2009 and 2008, the Plan held 22,750 and 157,363 shares of Cimarex common stock at a value of $1,205,068 and $4,214,154, respectively.

Investments which exceed 5% of net assets available for plan benefits are as follows:

December 31,	2009		2008
Cimarex Stock	$1,205,068		$4,214,154
Goldman Sachs Government Income Fund A	74,164	*	861,414
Goldman Sachs Inst Liq Assets Fund	69,879	*	2,875,089

*Not greater than 5% in the respective year

No other investments represented 5% or more of the Plan’s net assets as of December 31, 2009 and 2008.

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Notes to Financial Statements

4.     FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels.  Level 1 inputs are the highest priority and consist of unadjusted quoted prices in active markets for identical assets and liabilities.  Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs for an asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009.

Common and Company Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds:  The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year-end.

UNIT trusts:  Value of the asset is represented by the total number of units issued multiplied by the unit price less any fees and any other associated costs.

Bonds:  Stated at fair value based on a bid evaluation process using observable, market based inputs on the valuation date.

Variable annuities:  Valued based on fair value, which approximates contract value at year-end.

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Notes to Financial Statements

4.     FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008.

December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual funds
Equity funds	$155,483	$—	$—	$155,483
Blended funds	23,771	—	—	23,771
Bond funds	81,094	—	—	81,094
Money market funds	27,402	—	—	27,402
Company stock	1,205,068	—	—	1,205,068
Common stocks	929	—	—	929
Self-directed accounts
Variable annuity contract	—	—	23,449	23,449
Money market fund	69	—	—	69

Total investments at fair value	$1,493,816	$—	$23,449	$1,517,265

December 31, 2008	Level 1	Level 2	Level 3	Total
Mutual funds
Equity funds	$4,905,885	$—	$—	$4,905,885
Blended funds	601,756	—	—	601,756
Bond funds	1,358,672	—	—	1,358,672
Money market funds	185,812	—	—	185,812
Company stock	4,214,154	—	—	4,214,154
Common stock	48,181	—	—	48,181
Self-directed accounts
Variable annuity contract	—	—	18,142	18,142
Common stock	43,060	—	—	43,060
Mutual fund	7,606	—	—	7,606
UNIT trust	—	29,808	—	29,808

Total investments at fair value	$11,365,126	$29,808	$18,142	$11,413,076

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Notes to Financial Statements

4.     FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009:

Variable Annuity Contract
Fair value, beginning of year	$18,142
Net appreciation	5,307

Fair value, end of year	$23,449

5.    INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated June 29, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2009 and 2008. As of September 3, 2009, the Company received a favorable determination from the IRS stating that termination of the Plan does not adversely affect its qualification. Certain prohibited transactions occurred and have been corrected as further discussed in Note 7.

6.    RELATED PARTY/ PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and a money market fund, managed by the Trustee, formerly AST Company, which is also the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest.  In addition, the Plan owns shares of common stock in the Company, which is the sponsor of the plan, and therefore, these transactions qualify as party-in-interest, which are exempt from the prohibited transaction rules.

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Notes to Financial Statements

7.    PROHIBITED TRANSACTIONS

During 2002, the Plan held employer securities that were not “qualifying employer securities” and, as a result, engaged in a prohibited transaction for which the Plan’s then-fiduciaries did not obtain a prohibited transaction exemption.  The prohibited transaction was corrected in 2005 by exercising the warrants or allowing them to expire and allocating the stock purchased pursuant to the exercise to participant accounts.

The prior plan sponsor made loans to the ESOP portion of the Plan that the current plan sponsor believes did not satisfy all of the requirements of ERISA Section 408(b)(3) and Department of Labor Regulation Section 54.408b-3 as well as Code Section 4975(d)(3) and Treasury Regulation Sections 54.4975-7 and 54.4975-11 needed to qualify for an exemption from the prohibited transaction rules. The loans were repaid under the supervision of the prior plan sponsor and, as a result, the prohibited transactions were corrected.

On April 21, 2008, the successor submitted an application to the IRS under the Voluntary Compliance Program to confirm the correction and filed a Form 5310 as discussed on Note 1.  A Voluntary Compliance Program Statement was received on September 9, 2009 stating no further corrective action was necessary, along with a favorable determination from the IRS stating that the termination of the Plan does not adversely affect its qualification.

8.    SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the opinion, which is the date the financial statements were issued.

Supplemental Schedule

Magnum Hunter Resources, Inc. 401(k)

Employee Stock Ownership Plan

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets

(Held at End of Year) — December 31, 2009

December 31, 2009			EIN: 87-0462881 Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Cost	(f) Current Value

	Goldman Sachs Strategic Inter. Eq. Fund	Mutual Funds	(1)	$805
	Goldman Sachs Structured Sm Cap Val Fund	Mutual Funds	(1)	16,774
	Goldman Sachs Capital Growth Fund	Mutual Funds	(1)	57,156
	Goldman Sachs Core Plus Fixed Inc. Fund	Mutual Funds	(1)	6,930
	Goldman Sachs Government Income Fund A	Mutual Funds	(1)	74,164
	Goldman Sachs Growth and Income Fund	Mutual Funds	(1)	15,589
	Goldman Sachs Large Cap Value Fund	Mutual Funds	(1)	8,182
	Goldman Sachs Structured US Equity Fund	Mutual Funds	(1)	10,869
	Goldman Sachs Inst Liq Assets Fund	Mutual Funds	(1)	69,879
	Advantage Primary Liquidity Fund	Mutual Funds	(1)	27,402
*	Cimarex Stock	Common Stock	(1)	1,205,068
*	TEL Offshore Trust	Common Stock	(1)	929
	Self-Directed Accounts	Self-Directed	(1)	23,518

				$1,517,265

* Party-in-interest as defined by ERISA.

(1)          The cost of participant-directed investments is not required to be disclosed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant and trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimarex Energy Co. (Registrant)

Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan

Date: June 29, 2010

BY:	/s/ Paul Korus
Paul Korus
VP, CFO and Treasurer
Cimarex Energy Co.

BY:	/s/ Richard S. Dinkins
Richard S. Dinkins
VP - Human Resources of Cimarex
Energy Co. and Plan Administrator of the
Magnum Hunter Resources Inc. 401(k)
Employee Stock Ownership Plan